Exhibit 10.4

June 18, 2025

Dear Mr. Amigh,

We are delighted to extend this offer of employment for the position of Chief Financial Officer with Black Rifle Coffee Company (the “Company”). Please review this summary of the terms and conditions for your anticipated employment with us. If you choose to accept this offer, your start date will be July 7, 2025 or another mutually agreed upon date. This offer of employment is contingent upon a satisfactory background and reference check, and appointment as an officer of BRC Inc., by our Board of Directors, which is expected substantially concurrently with your acceptance of this offer.

Please find below the terms and conditions of your employment, should you accept this offer letter:

Position. Your title will be Chief Financial Officer and you will report directly to the CEO. This is a Full-Time, exempt position. While you are employed at this Company, you will not engage in any other employment, consulting, or other business activity (whether full-time or part-time) that would create a conflict of interest with the Company or in any instance, without written consent from the Board of Directors. By signing this letter of agreement, you confirm that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company.

Best Effort & Independence. By signing this agreement, you confirm that you do not have any position of fiduciary responsibility with any entity holding interests in the Company or its affiliates, and will not do so during the course of his employment. You further agree to apply substantially all of your professional time (>40 hours a week) to this CFO position.

Work Location. Your work location will be at the Company’s headquarters. You will be required to relocate to your work location within three months of your start date.

Relocation.

Cash Compensation. The Company will pay you a starting salary at the rate of $500,000 per year, payable in accordance with the Company’s standard payroll program. This salary will be subject to adjustment pursuant to the Company’s employee compensation policies in effect from time to time.

Signing Bonus. You will receive a signing bonus of $300,000, payable in accordance with the Company’s standard payroll schedule at the first payment date after your start-date (the “Sign On Bonus”). In the event that your employment is terminated (by resignation or for Cause as defined in your severance agreement, see below) within 12 months of your date of hire, you will be responsible for reimbursing the Company for a weekly-prorated share of the signing bonus. By your signature on this employment agreement, you authorize the Company to withhold the amount due from the final pay you receive should your employment terminate on or before one year of employment. If your final pay does not satisfy the amount outstanding, you shall pay the remainder of the balance within 30 days of separation from the Company.

Annual Incentive Plan (AIP). You will be eligible to participate in the Company’s Annual Incentive Plan (the “AIP”) as modified by the Compensation Committee of the Board (the “Compensation Committee'') from time-to-time in its sole discretion. Your initial target bonus is 75% of your base salary. Your actual bonus under the AIP for a particular year will be determined by the Company’s attainment of certain financial and other metrics and your individual performance (as determined by the Compensation Committee). You will be eligible to participate in the AIP program starting with the FY2025 AIP program. The annual bonus for 2025 will be prorated to reflect your start date and subject to FY2025 AIP thresholds approved by and at the discretion of the Compensation Committee. Generally, to be eligible to receive a payout under the AIP you must remain employed through the date upon which the applicable bonus is paid.

Equity Compensation. You will be eligible to participate in BRC’s 2022 Omnibus Incentive Plan (the “OIP”) Incentive Plan1. Currently the Compensation Committee anticipates providing an annual grant pursuant to the OIP targeted at a $1,000,000 grant-date fair value. As such, in connection with your appointment, and subject to approval by the Compensation Committee, you will receive an equity grant valued at $1,000,000 (value based upon BRC’s relevant accounting assumptions) and will be composed of 75% in stock options, and 25% in Restricted Stock Units (the “Initial Grant”). The Initial Grant and any subsequent grant will vest in three equal annual installments on each anniversary following the grant date. The portion of the Initial Grant that is stock options will have a seven-year term and an exercise price equal to the closing price of BRC’s Class A Common Stock on the date of the grant. The Initial Grant will be made as soon as practicable following your start date and will be subject to the terms of the Plan and BRC’s standard form award agreements, except that in the case of your Stock Option Grant Notice, the language at 4(c) will be removed in its entirety.

Severance Benefits. In accordance with, and subject to the terms of, an Executive Severance Agreement (the “Severance Agreement”)2 to be executed among you and the Company; upon termination without Cause (as defined in the Severance Agreement), subject to execution of a release of claims and continued compliance with restrictive covenants, you will be entitled to receive cash severance equal to 12 months’ base salary and COBRA reimbursement, paid in 12 monthly installments until such time as you regain employment.

Employee Benefits. As a regular employee of the Company, you will be eligible to participate in a number of Company- sponsored benefits. In addition, as an Executive you will be entitled to unlimited PTO (paid time off). The Company offers a comprehensive employee benefits program, including but not limited to:

•Health
•Vision
•Dental
•401(k)

On the 1st of the month following your date of hire, you will be entitled to participate in the Company’s medical, dental, vision, life insurance, and other offered benefits.

Employment Relationship. Employment with the Company is for no specific period of time. Your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause. Any contrary representations that may have been made to you are superseded by this letter agreement. This is the full and complete agreement between you and the Company on this term, other than as detailed in the aforementioned executive severance agreement between you and the Company. Although your job duties, title, compensation, and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at-will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of the Company (other than you).

Proprietary Information and Inventions Agreement. Like all Company employees, you may be required, as a condition of your employment with the Company, to sign the Company’s standard Proprietary Information and Inventions Agreement, and other standard agreements as applicable to all senior employees, such as our handbook.

Privacy. You are required to observe and uphold all of the Company’s privacy policies and procedures as implemented or varied from time to time. Collection, storage, access to, and dissemination of employee personal information will be in accordance with privacy legislation.

Tax Matters.

Withholding. All forms of compensation referred to in this letter agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law.

Tax Advice. You are encouraged to obtain your own tax advice regarding your compensation from the Company. You agree that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or its Board of Directors related to tax liabilities arising from your compensation.

Interpretation, Amendment, and Enforcement. This letter agreement supersedes and replaces any prior agreements, representations, or understandings (whether written, oral, implied, or otherwise) between you and the Company and constitutes the complete agreement between you and the Company regarding the subject matter set forth herein. This letter agreement may not be amended or modified, except by an express written agreement signed by both you and a duly authorized officer of the Company.

Restrictive Covenants. By signing this agreement, you confirm that you have no non-compete or other restrictions that would prevent you from accepting this offer or working for the Company. In connection with your acceptance of your equity awards, you will be required to execute certain agreements containing restrictive covenants, including confidentiality, non-disclosure, non-disparagement, inventions, customer and employee non- solicitation, non-hire and non-compete covenants (with the non- compete obligation surviving for 12 months post-termination and non-solicit obligation surviving for 24 months post- termination).

Indemnification. As an officer of the Company, you will receive a customary Indemnification Agreement with the Company.

You may indicate your agreement with these terms and accept this offer by signing and dating this agreement. Upon your acceptance of this employment offer, Black Rifle Coffee Company will provide you with any necessary paperwork and further instructions.

Sincerely,

Chris Mondzelewski
Chief Executive Officer

/s/ Matthew Amigh
Applicant (sign)

Matt Amigh
Applicant (print)

6/18/2025
Date